

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2010

John Marciano
Vice President
Merrill Lynch Depositor, Inc.
One Bryant Park
New York, NY 10036

>   **Re: PPLUS Trust Series RRD-1**
>   **PPLUS Trust Series GSC-4**
>   **PPLUS Trust Series LTD-1**
>   **PPLUS Trust Series EQ-1**
>   **Form 10-K for the fiscal year ended December 31, 2009**
>   **Filed March 30, 2010**
>   **File No. 001-32824; 001-32838; 001-32854; 001-33538**

Dear Mr. Marciano:

        We have completed our review of your filings and do not have any further comments at this time.

                                        Sincerely,

                                        Julie F. Rizzo
                                        Attorney-Advisor